UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
(Amendment No. 1)

 Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2011

Commission File Number 001-31739

GAMMON GOLD INC.
(Translation of registrant's name into English)

1701 Hollis Street
Suite 400, PO Box 2067
Halifax, Nova Scotia  B3J 2Z1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	[ ]	Form 40-F	[X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's ''home country''), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[X]

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 -

EXPLANATORY NOTE

Gammon Gold Inc. is filing this Amendment No.1 to the Form 6-K, filed on May 11, 2011, solely for the purpose of correcting three minor errors for the following stock option expiry dates in the Option Based and Share Based Awards table at the top of page 42:

  Scott Perry
  73,000 stock options (exercise price, $6.96) expire on November 9, 2017, not November 9, 2010 as indicated in the Management Information Circular.

  Russell Tremayne
  73,000 stock options (exercise price, $6.96) expire on November 9, 2017, not November 9, 2010 as indicated in the Management Information Circular.

  Dana Hatfield
  40,000 stock options (exercise price, $11.43) expire on January 16, 2017, not January 16, 2010 as indicated in the Management Information Circular.

No other changes have been made to the report as originally filed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMMON GOLD INC.

Date: May 26, 2011	By: /s/ Scott Perry Scott Perry Executive Vice President & Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Management's Information Circular
99.2	Form of Proxy (Previously filed on a Form 6-K dated May 11, 2011)
99.3	Voters Information Form (Previously filed on a Form 6-K dated May 11, 2011)